January 31, 2011

Mr. Rufus Decker
Accounting Branch Chief
United States
Securities and Exchange Commission
Division of Corporate Finance
Washington, D. C. 20549-4631

Dear Mr. Decker;

I have received your letter dated January 25, 2011 regarding comments on L. S. Starrett’s 10K (Fiscal year ended June 26, 2010) and 10Q (fiscal period ended September 25, 2010).  I am currently in the process of completing our 10Q (fiscal period ended December 25, 2010) and will not be able to address your letter until next week.

In order to review and properly respond to your comments, I am requesting an eight business day extension to February 18, 2011 to reply.

Sincerely,

/s/ Francis J. O’Brien

Francis J. O’Brien
Treasurer and Chief Financial Officer
L. S. Starrett Company
121 Crescent Street
Athol, MA 01331
(978) 249-3551